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August 15, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on August 15, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csm/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 8/16

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Appoints Leonard P. Forman to its Supervisory Board

Amsterdam (August 15, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the appointment of Leonard P. Forman as a new member of the Supervisory Board of Wolters Kluwer nv.

The appointment of Mr. Forman (American, 1945) took place at today's Extraordinary Meeting of Shareholders. With over 30 years of experience in media and publishing, Mr. Forman brings further expertise and strength to Wolters Kluwer's Supervisory Board. Mr. Forman is CFO and Executive Vice President at The New York Times Company and his broad experience encompasses fields such as acquisitions and divestments, capital expenditure, information technology management, investor relations, corporate communications, and strategic planning.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company.
The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com